Suite 1050 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6
(604) 689-1976

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the “Meeting”) of the Shareholders of Pacific Rim Mining Corp. (hereinafter called the “Company”) will be held at the Xchange Conference Centre, 2nd Floor, 888 Dunsmuir Street , Vancouver, British Columbia, on Wednesday, August 26, 2009 at 3:00p.m. (Vancouver time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the financial year ended April 30, 2009 (with comparative statements relating to the preceding financial periods) together with the report of the auditors thereon;

2.	To fix the number of directors at five (5);

3.	To elect directors to hold office for the ensuing year;

4.	To appoint auditors for the ensuing fiscal year at a remuneration to be fixed by the directors;

5.

To consider and, if thought fit, pass as an ordinary resolution ratifying, confirming and approving the adoption by the Company of an amended and restated shareholder rights plan agreement which amends certain provisions of the Company’s existing shareholder rights plan agreement;

6.

To consider and, if thought fit, to pass an ordinary resolution ratifying, confirming and approving the Company's existing 2006 Evergreen Incentive Stock Option Plan (the “Stock Option Plan”) and all unallocated options thereunder;

7.

To consider and, if thought fit, pass as an ordinary resolution ratifying, confirming and approving the adoption by the Company of certain amendments to the Stock Option Plan regarding reorganizations, going private and spin-out transactions;

8.

To consider and, if thought fit, pass an ordinary resolution ratifying, confirming and approving the extension of the expiry dates from August 29, 2009 to August 29, 2010 of certain outstanding share purchase warrants, including warrants held, directly or indirectly, by insiders of the Company; and

9.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is a management information circular (the “Information Circular”) a form of proxy and notes thereto. The Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice. The Company will have copies of its audited financial statements for the fiscal year ended April 30, 2009, including Management’s Discussion and Analysis of Operating Results, available for review at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 22nd day of July, 2009.

BY ORDER OF THE BOARD
“Thomas Shrake”
President and Chief Executive Officer